Exhibit 99.1

Corporación América Airports S.A. Reports July 2023 Passenger Traffic

Total passenger traffic up 22.1% YoY reaching 96% of pre-pandemic levels

Armenia, Ecuador and Italy above July 2019 levels

Aircraft movements at 98% of July 2019

LUXEMBOURG--(BUSINESS WIRE)--August 16, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 22.1% year-on-year (YoY) increase in passenger traffic in July 2023, reaching 96.3% of July 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Jul'23	Jul'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	4,225	3,512	20.3%	25,904	20,788	24.6%
International Passengers (thousands)	2,808	2,198	27.8%	15,873	10,935	45.2%
Transit Passengers (thousands)	635	572	11.0%	4,117	3,136	31.3%
Total Passengers (thousands)	7,668	6,282	22.1%	45,894	34,859	31.7%
Cargo Volume (thousand tons)	30.8	26.0	18.6%	206.7	194.8	6.1%
Total Aircraft Movements (thousands)	76.3	65.7	16.2%	491.1	403.3	21.8%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Jul'23	Jul'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	4,225	4,515	-6.4%	25,904	27,219	-4.8%
International Passengers (thousands)	2,808	2,669	5.2%	15,873	16,416	-3.3%
Transit Passengers (thousands)	635	776	-18.2%	4,117	4,902	-16.0%
Total Passengers (thousands)	7,668	7,961	-3.7%	45,894	48,538	-5.4%
Cargo Volume (thousand tons)	30.8	35.1	-12.3%	206.7	245.8	-15.9%
Total Aircraft Movements (thousands)	76.3	77.7	-1.7%	491.1	497.3	-1.2%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 22.1% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 96.3% of July 2019 levels, down from 102.6% posted in June, with international passenger traffic surpassing pre-pandemic levels of July 2019 by 5.2%. Domestic traffic stood at 93.6% of July 2019.

In Argentina, total passenger traffic continued to recover in July, increasing 29.4% YoY and reaching 98.1% of pre-pandemic volumes, down from 105.9% in June. The sequential drop in the comparison against the same month of 2019 is explained by a deceleration in Domestic passenger traffic growth, which in previous months benefited from a government program aimed at boosting domestic tourism. However, Domestic traffic increased month-over-month on an absolute basis and was 2.4% higher than July 2019 levels. International passenger traffic continued to recover and reached 88.3% of pre-pandemic levels, up from the 83.1% recorded in June.

In Italy, passenger traffic grew by 16.4% compared to the same month in 2022 and surpassed pre-pandemic levels for the first time, increasing by 6.2% against July 2019. International passenger traffic, which accounted for 80% of the total traffic, exceeded July 2019 levels by 4.9%, while domestic passenger traffic surpassed pre-pandemic levels by 12.8%. Both Pisa and Florence airports either met or exceeded pre-pandemic traffic volumes in July.

In Brazil, total passenger traffic increased by 3.9% YoY and reached 87.9% of July 2019 pre-pandemic volumes. Domestic traffic, which accounted for nearly two thirds of total traffic, improved month-over-month on an absolute basis, reaching 92.0% of pre-pandemic levels, while transit passengers reached 77.6% of July 2019 levels, down from 95.1% in June. Traffic was affected by financial and aircraft constraints within some of the local airlines.

In Uruguay, total passenger traffic, which is largely international, continued to recover and increased 44.1% YoY, reaching 94.6% of July 2019 levels, up from 85.1% in June.

In Ecuador, passenger traffic increased 15.0% YoY and surpassed pre-pandemic volumes by 10.1%. Both domestic and international passenger traffic exceeded pre-pandemic levels by 14.2% and 6.5%, respectively.

In Armenia, passenger traffic continued its solid recovery trend and increased by 43.7% YoY, surpassing the pre-pandemic levels of July 2019 by 61.5%, down from 82.4% in June. The sequential drop in the comparison against the same month of 2019 is explained by the fact that the months of July and August are seasonally strong, and the Armenia airport is operating at its maximum capacity due to the significant growth it has experienced. This makes the comparison between July 2023 and July 2019 appear less favorable than the comparison between June 2023 and June 2019. In July 2019, the volume increased due to the high seasonality of the month, whereas in July 2023, although the traffic also increased due to the high seasonality, the growth was limited by the current capacity of the airport.

Cargo Volume and Aircraft Movements

Cargo volume increased 18.6% YoY to 87.7% of July 2019 levels, or 88.8% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia and Uruguay were above pre-pandemic levels, whereas Italy stood at 98.1%, Ecuador at 97.8%, Argentina at 86.2% and Brazil at 67.2%. Almost 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 16.2% YoY to 98.3% of July 2019 levels, or exceeded pre-pandemic levels by 1.9% when adjusting for the discontinuation of operations in Peru. All the countries of operations, except Ecuador and Brazil, exceeded July 2019 pre-pandemic levels.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)
	Jul'23	Jul'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,979	3,075	29.4%	24,511	17,809	37.6%
Italy	944	811	16.4%	4,553	3,606	26.3%
Brazil	1,533	1,476	3.9%	9,905	8,591	15.3%
Uruguay	166	115	44.1%	1,095	763	43.6%
Ecuador	446	387	15.0%	2,830	2,317	22.2%
Armenia	601	418	43.7%	2,999	1,773	69.1%
TOTAL	7,668	6,282	22.1%	45,894	34,859	31.7%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	15,828	14,193	11.5%	106,515	104,513	1.9%
Italy	1,137	1,216	-6.6%	7,872	8,814	-10.7%
Brazil	5,576	3,838	45.3%	37,109	32,020	15.9%
Uruguay(2)	2,461	2,341	5.1%	18,411	19,382	-5.0%
Ecuador	2,897	2,527	14.6%	18,831	20,181	-6.7%
Armenia	2,903	1,845	57.3%	18,005	9,924	81.4%
TOTAL	30,802	25,961	18.6%	206,742	194,834	6.1%
Aircraft Movements
Argentina	40,777	32,768	24.4%	263,918	207,492	27.2%
Italy	8,979	8,218	9.3%	44,021	38,624	14.0%
Brazil	13,260	13,184	0.6%	92,914	80,353	15.6%
Uruguay	2,174	1,711	27.1%	18,731	15,566	20.3%
Ecuador	6,578	5,831	12.8%	46,255	43,949	5.2%
Armenia	4,580	3,973	15.3%	25,227	17,293	45.9%
TOTAL	76,348	65,685	16.2%	491,066	403,277	21.8%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)
	Jul'23	Jul'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,979	4,055	-1.9%	24,511	25,276	-3.0%
Italy	944	888	6.2%	4,553	4,667	-2.4%
Brazil	1,533	1,744	-12.1%	9,905	10,997	-9.9%
Uruguay	166	175	-5.4%	1,095	1,317	-16.8%
Ecuador	446	405	10.1%	2,830	2,635	7.4%
Armenia	601	372	61.5%	2,999	1,692	77.2%
Peru		322	-	-	1,953	-
TOTAL	7,668	7,961	-3.7%	45,894	48,538	-5.4%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.

Cargo Volume (tons)
Argentina	15,828	18,356	-13.8%	106,515	129,199	-17.6%
Italy	1,137	1,159	-1.9%	7,872	7,667	2.7%
Brazil	5,576	8,302	-32.8%	37,109	55,682	-33.4%
Uruguay(2)	2,461	2,373	3.7%	18,411	16,536	11.3%
Ecuador	2,897	2,962	-2.2%	18,831	24,112	-21.9%
Armenia	2,903	1,539	88.7%	18,005	9,833	83.1%
Peru	-	438	-	-	2,799	-
TOTAL	30,802	35,128	-12.3%	206,742	245,827	-15.9%
Aircraft Movements
Argentina	40,777	40,108	1.7%	263,918	262,035	0.7%
Italy	8,979	8,608	4.3%	44,021	45,204	-2.6%
Brazil	13,260	14,309	-7.3%	92,914	92,684	0.2%
Uruguay	2,174	2,136	1.8%	18,731	17,987	4.1%
Ecuador	6,578	6,739	-2.4%	46,255	47,679	-3.0%
Armenia	4,580	3,040	50.7%	25,227	14,415	75.0%
Peru	-	2,736	-	-	17,271	-
TOTAL	76,348	77,676	-1.7%	491,066	497,275	-1.2%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716